Free Writing Prospectus	Filed Pursuant to Rule 433(d)

Registration Statement No. 333-182490

AMENDED AND RESTATED TERM SHEET

Dated November 8, 2013

Issuer:	Japan Bank for International Cooperation (JBIC)

Security:	1.750% Guaranteed Bonds due November 13, 2018 (the “Fixed Rate Securities”) and Floating Rate Guaranteed Bonds due November 13, 2018 (the “Floating Rate Securities”)

Expected Ratings:	Moody’s: Aa3/stable outlook; S&P: AA–/negative outlook Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Guarantee:	Payments of principal and interest are unconditionally and irrevocably guaranteed by Japan

Ranking:	Senior unsecured

Currency / Principal Amount:	Fixed Rate Securities: U.S.$2,000,000,000

Floating Rate Securities: U.S.$500,000,000

Denomination:	U.S.$200,000 x U.S.$1,000

Pricing Date:	November 6, 2013

Settlement Date:	November 13, 2013

Maturity Date:	Fixed Rate Securities: November 13, 2018

Floating Rate Securities: November 13, 2018

Coupon:	Fixed Rate Securities: 1.750% (Semi-annual, 30/360) Floating Rate Securities: Three-Month U.S. Dollar London interbank offered rate (LIBOR) plus 0.36% (Quarterly, Actual/360)

Three-Month U.S. Dollar LIBOR:	Fixed Rate Securities: Not Applicable

Floating Rate Securities: London interbank offered rate for three-month deposits in U.S. dollars appearing on the display designated as Reuters Screen LIBOR01 Page (or such other page as may replace that page on such service (or any successor service) for the purpose of displaying the London interbank offered rate for three-month deposits in U.S. dollars (or the successor to such rates if the British Bankers’ Association is no longer making LIBOR available) as determined by the Calculation Agent (as defined below) at approximately 11:00 a.m. (London time) on the Interest Determination Date (as defined below).

If the Three-Month U.S. Dollar LIBOR cannot be determined in the above manner, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide a quotation of the rate at which deposits in U.S. dollars are offered by it to prime banks in the London interbank market for a three-month period commencing on the relevant Interest Reset Date (as defined below) and in a principal amount that in the judgment of the Calculation Agent is representative for a single transaction in U.S. dollars in such market at approximately 11:00 a.m. (London time), on the Interest Determination Date.

If at least two quotations are obtained, the Three-Month U.S. Dollar LIBOR with respect to that Interest Reset Date shall be the arithmetic mean of such quotations. If less than two quotations are obtained, the Calculation Agent will determine the Three-Month U.S. Dollar LIBOR as the arithmetic mean of the rates quoted by at least three major banks in The City of New York selected by the Calculation Agent at approximately 11:00 a.m. (New York City time) on the Interest Reset Date for loans in U.S. dollars to leading European banks for a three-month period commencing on the relevant Interest Reset Date in a principal amount that in the judgment of the Calculation Agent is representative for a single transaction in U.S. dollars in such market at such time.

If the Three-Month U.S. Dollar LIBOR cannot be determined as described above with respect to any Floating Rate Interest Period, the Three-Month U.S. Dollar LIBOR will be the same as for the immediately preceding Floating Rate Interest Period.

The term “Floating Rate Interest Period” means the period from and including the immediately preceding Interest Payment Date (after any adjustments are made in accordance with the Business Day Convention, as described below) to but excluding the relevant Interest Payment Date (after any adjustments are made in accordance with the Business Day Convention, as described below). The first Floating Rate Interest Period will begin on and include the Settlement Date. For purposes of the interest payment on the Maturity Date, the Floating Rate Interest Period will end on (and exclude) November 13, 2018.

Interest Payment Dates:	Fixed Rate Securities: May 13 and November 13 of each year, subject to the Business Day Convention, commencing May 13, 2014 and ending November 13, 2018

Floating Rate Securities: February 13, May 13, August 13 and November 13 of each year, subject to the Business Day Convention, commencing February 13, 2014 and ending November 13, 2018

Interest Determination Dates:	Fixed Rate Securities: Not Applicable

Floating Rate Securities: Quarterly, on the second London banking day immediately preceding each Interest Reset Date. For this purpose, “London banking day” means any day that is not a day on which banking institutions in London are authorized or required by law, regulation or executive order to close.

Interest Reset Dates:	Fixed Rate Securities: Not Applicable

Floating Rate Securities: First day of the relevant Floating Rate Interest Period

Business Day:	Any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in: (a) the relevant place of payment and (b) The City of New York, London and Tokyo.

Business Day Convention:	Fixed Rate Securities: Following, unadjusted

If a date for payment of principal or interest falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest may be made on the next succeeding Business Day as if made on the date the payment was due and no interest will accrue in respect of such delay.

Floating Rate Securities: Modified following, adjusted

If an Interest Payment Date (other than the Maturity Date) falls on a day that is not a Business Day, that Interest Payment Date will be adjusted to the day that is the next succeeding Business Day, unless such Business Day is in the next succeeding month, in which case such Interest Payment Date will be moved to the immediately preceding Business Day.

In the event that the Maturity Date is not a Business Day, the payment of principal, premium, if any, and interest will be made on the next succeeding day that is a Business Day, and no interest on such payment shall accrue for the period from and after the Maturity Date.

Calculation Agent:	Fixed Rate Securities: Not Applicable

Floating Rate Securities: The Bank of Tokyo-Mitsubishi, UFJ, Ltd., London Branch, also acting through Union Bank, N.A.

Redemption after the Occurrence of a Tax Event:	JBIC may redeem all, but not less than all, of the bonds in the event of certain changes relating to Japanese taxation at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts JBIC is required to pay, as described in the prospectus supplement

Price to Public:	Fixed Rate Securities: 99.681%, plus accrued interest, if any, from November 13, 2013

Floating Rate Securities: 100.00%, plus accrued interest, if any, from November 13, 2013

Underwriting Discount:	Fixed Rate Securities: 0.125%

Floating Rate Securities: 0.125%

Proceeds, before Expenses, to JBIC:	Fixed Rate Securities: 99.556%, plus accrued interest, if any, from November 13, 2013

Floating Rate Securities: 99.875%, plus accrued interest, if any, from November 13, 2013

Benchmark U.S. Treasury:	Fixed Rate Securities: 1.250% due October 31, 2018

Floating Rate Securities: Not Applicable

Benchmark Yield:	Fixed Rate Securities: 1.323%

Floating Rate Securities: Not Applicable

Spread:	Fixed Rate Securities: 49.40 bps

Floating Rate Securities: Not Applicable

Yield:	Fixed Rate Securities: 1.817%

Floating Rate Securities: Not Applicable

Joint Lead Managers:	BNP Paribas

Citigroup Global Markets Inc.

J.P. Morgan Securities plc

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Format:	SEC-Registered

Clearing Systems:	Euroclear and Clearstream (International global bond held at the common depositary); DTC (DTC global bond)

International Global Bonds ISIN:	Fixed Rate Securities: XS0992639624

Floating Rate Securities: XS0992640044

International Global Bonds Common Code:	Fixed Rate Securities: 099263962 Floating Rate Securities: 099264004

DTC Global Bonds ISIN:	Fixed Rate Securities: US471048AH16

Floating Rate Securities: US471048AJ71

DTC Global Bonds Common Code:	Fixed Rate Securities: 099323469

Floating Rate Securities: 099323558

DTC Global Bonds CUSIP:	Fixed Rate Securities: 471048 AH1

Floating Rate Securities: 471048 AJ7

Use of Proceeds:	The net proceeds of the issue of the bonds will be used for the financing operations of JBIC

Governing Law:	New York

Listing:	Luxembourg Stock Exchange’s Euro MTF Market

You can access JBIC’s most recent prospectus satisfying the requirements of Section 10 of the United States Securities Act of 1933, as amended, at the following website:

http://www.sec.gov/Archives/edgar/data/1551322/000119312513430353/d601383d424b5.htm

Each purchaser of the bonds offered hereby will be deemed to have represented that it is a “Gross Recipient” as defined on page S-3 of the foregoing prospectus supplement.

JBIC has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents JBIC has filed with the SEC for more complete information about JBIC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JBIC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas toll-free from the United States at 1-800-854-5674, Citigroup Global Markets Inc. toll-free from the United States at 1-800-831-9146, J.P. Morgan Securities plc toll-free from the United States at 1-866-430-0686 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free from the United States at 1-800-294-1322.